MAG Silver Corp

For Immediate Release

June 12, 2007

N/R #07-14

HIGH GRADE SILVER CONTINUES TO WEST AT VALDECAÑAS

3.10 metres of 3,045 grams per tonne (88.81 ounces per ton) silver,

7.44 grams per tonne gold and 15.73% lead and zinc

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) and Industrias Peñoles S.A. de C.V. (Peñoles) announce that   assay results from Hole IE, drilled 400 metres to the west of discovery section M, has returned a 5.30 metre intersection (4.59 metres true width) of 1,843 grams per tonne silver (53.75 ounces per ton), 4.43 grams per tonne gold, 3.54% lead and 5.96% zinc. This includes a 3.10 metre section (2.68 metres true width) of 3,045 grams per tonne silver (88.81 ounces per ton), 7.44 grams per tonne gold, 5.89% lead and 9.84% zinc. This hole was first reported as a visual confirmation of the Valdecañas Vein in a press release dated May 24, 2007. Hole IE demonstrates the continuity of the high grade zone of the Valdecañas Vein 400 metres to the west of discovery section M (see table below for details).

Hole IE confirms that the Valdecañas Vein has been traced successfully over a strike length of at least 1,000 metres.

Assays are awaited for hole ID which was reported visually in a press release dated May 24, 2007. This hole intersected the vein structure approximately 90 metres up dip from Hole IE.

A drill is presently operating on Hole GD (Section G) located 600 metres west of the discovery section M and 200 metres west of Holes ID and IE (Section I). Drilling is also underway deeper on Sections I and O at the projected elevation of the central portion of the high grade zone (see longitudinal section attached and www.magsilver.com for diagrams).

Definition drilling is now underway with three drills along a strike length of 1,200 metres on the Valdecañas Vein. The vein remains open to the east and to the west as well as down dip.  Peñoles expects to commit two more drill rigs before the end of June, for a total of five drill rigs operating on the delineation of the Valdecañas Vein.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True Width
			metres	grams/ tonne	oz/ ton	grams/ tonne	%	%	metres
JI-06-IE	816.35	821.65	5.30	1,843	53.75	4.43	3.54	5.96	4.59
including	818.55	821.65	3.10	3,045	88.81	7.44	5.89	9.84	2.68

These drill results are from the 28,000 metre definition drill program currently underway on the Valdecañas silver/gold vein discovery within the Juanicipio Joint Venture, Fresnillo District, Zacatecas State, Mexico.

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG Silver Corp. and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares. The data have not been verified by the qualified person as it is recently received and is deemed to be reliable.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

Valdecañas Vein - Vertical Longitudinal Section

June, 2007

Legend
Proposed Hole
In Progress
Completed Hole
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
JV Boundary
Peñoles
1000 m
Rhyolites
Lutites and Arenites
QA
SA
JI-03-07
0.5m / 594g/t Ag / 0.56g/t Au
OC No Recovery
GB
IB
OB
QB
JI-06-MA
1.2m / 56g/t Ag / 0.04g/t Au
JI-07-KC
0.8m / 401g/t Ag / 0.19g/t Au
GC
IC
JI-06-MB
1.5m / 2,210g/t Ag / 6.96g/t Au
QC
OD
JI-06-KD
JI-06-MC
7.0m / 1,347g/t Ag / 0.50g/t Au
Hole Lost / No Recovery
JI-07-SD
1.5m / 876g/t Ag / 0.90g/t Au
GD
ID
JI-05-16
QD
9.8m / 2,279g/t Ag / 2.66g/t Au
5.5m / 1,798g/t Ag / 2.91g/t Au
JI-06-ME
7.0m @ 1,893g/t Ag, 4.46g/t Au
OE Hole Lost / No Recovery
GE
OF
QE
SE
JI-07-KE
4.5m @ 82.7g/t Ag, 0.73g/t Au
JI-07-IE
JI-06-MF
7.21m @ 675g/t Ag, 1.44g/t Au
5.3m / 1843g/t Ag / 4.43g/t Au
GF
JI-07-MG
4.6m @ 192g/t Ag, 2.29g/t Au
See June 12th press release
200 m
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
600